Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

The Company is the owner of all of the issued and outstanding stock of the following corporations, except as noted below.

Name of Subsidiary	State or Country of Incorporation
Prism Assurance, Ltd.	Vermont
Harmon, Inc.	Minnesota
Harmon Contract, Inc.	Minnesota
Viracon Holding Company	Minnesota
Viracon Georgia, LLC(1)	Minnesota
Viracon Singapore Pte. Ltd(2)	Singapore
Glassec Vidros de Seguranca Ltda.(3)	Brazil
Tru Vue, Inc.	Illinois
Tru Vue Netherlands, B.V.(4)	Netherlands
Apogee Services, Inc.(1)	Minnesota
Apogee Wausau Group, Inc.	Wisconsin
Tubelite Inc.	Michigan
Alumicor Limited	Canada
Sotawall Limited	Canada
EFCO, LLC(5)	Missouri
Velocity, An Apogee Company, LLC(6)	Minnesota
Viracon, LLC(6)	Minnesota

(1) Owned by Harmon, Inc.
(2) Owned by Viracon, LLC
(3) Owned 99.9+% by Viracon, LLC and <0.1% by Harmon Contract, Inc.
(4) Owned by Tru Vue, Inc.
(5) Owned by Apogee Wausau Group, Inc.
(6) Owned by Viracon Holding Company